05035549

3 2005

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 2-8-2005

SEC FILE NUMBER
8-~~30406~~ 65228

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Options LLC

RECD S.E.C.
JAN 3 2005
626

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, 6th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D'Anna (312) 244-2504
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William D'Anna affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of TD Options LLC (the Company) as of October 31, 2004, are true and correct. I further affirm that neither the Company, nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

William D'Anna
Vice President

Notary Public

OFFICIAL SEAL
KATHLEEN M PALENIK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/08/05

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Registered Public Accounting Firm's Supplemental Report on Internal Control

Statement of Financial Condition

TD Options LLC

October 31, 2004
with Independent Registered Public Accounting Firm

TD Options LLC

Statement of Financial Condition

October 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

The Members
TD Options LLC

We have audited the accompanying statement of financial condition of TD Options LLC as of October 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of TD Options LLC at October 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
December 17, 2004

TD Options LLC

Statement of Financial Condition

October 31, 2004

Assets	
Cash	$ 177,405
Equity securities owned	949,315,963
Derivative contracts	670,446,811
Investment in broker-dealer	3,149,769
Receivable from clearing broker	1,569,089,774
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $12,670,552	876,642
Loan receivable – Affiliate	4,153,315
Exchange memberships	1,805,000
Other assets	383,691
Total assets	$3,199,398,370
Liabilities and members' equity	
Equity securities sold, not yet purchased	$1,569,910,427
Derivative contracts	570,769,557
Bank loans payable – Affiliates	936,880,395
Lease payable	2,526,695
Reserve for restructuring	210,540
Pension and postretirement benefit obligations	550,314
Accounts payable and other liabilities	8,820,193
Total liabilities	3,089,668,121
Subordinated borrowings – Affiliates	100,000,000
Members' equity	9,730,249
Total liabilities and members' equity	$3,199,398,370

See accompanying notes.

1. Organization and Significant Accounting Policies

Nature of Operations

TD Options LLC (a Delaware limited liability company) (the Company) is a market maker/specialist buying, selling, and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. The Company is a broker-dealer registered under the Securities Exchange Act of 1934.

The Company was formed on January 17, 2002, in connection with the purchase of certain net assets of several broker-dealer entities by TD Equity Options, Inc. (TD Equity). The Company is a wholly owned subsidiary of TD Equity, which is an indirect, wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank). The Company commenced operations on March 1, 2002. The Company is economically and financially dependent on TD Equity and TD Bank.

The limited liability company operating agreement provides, among other things, that the Company's date of dissolution is dependent on certain events as described in the Amended and Restated Limited Liability Company Agreement, dated as of February 28, 2002 (the Agreement).

Equity is issued to members in the form of units of a particular unit class. At October 31, 2004, the outstanding classes were Class A, Class B-1, Class B-2, Class B-3, and Class C. Class A units carry all voting rights. TD Equity was the only Class A member as of October 31, 2004. Profits and losses are allocated among the different classes in accordance with the Agreement. As the Company was in a net loss position at October 31, 2004, and as prescribed by the Agreement, the loss was allocated only to the Class A member, TD Equity.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions and related revenues and expenses are recorded on a trade-date basis. Equity securities owned and equity securities sold, not yet purchased consist of equities and are stated at market value. Market value is based on listed market prices. Equity securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

1. Organization and Significant Accounting Policies (continued)

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts (derivatives) for trading. Derivatives traded include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices.

Receivable From, and Payable to, Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary positions subject to collateral maintenance requirements.

Investment in Broker-Dealer

Investment in broker-dealer consists of an investment in a registered broker-dealer trading securities and derivative financial instruments for its own account. This investment is carried at the Company's equity interest in the entity. The Company is contingently liable for the transactions of this broker-dealer in which the Company has an investment.

Fair Value of Financial Instruments

Equity securities owned, equity securities sold, not yet purchased and derivative contracts are reflected at fair value in the statement of financial condition. Financial instruments carried at cost, which approximates fair value, on the statement of financial condition include receivable clearing broker, loan receivable, bank loans payable, and subordinated borrowings.

1. Organization and Significant Accounting Policies (continued)

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at October 31, 2004.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of taxable income.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Lease Payable

The lease payable represents the remaining difference between the future contractual premises obligation and the same premises market rates determined at the commencement of operations.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and computer software are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their respective lease term or useful life using the straight-line method.

2. Restructuring and Other Similar Costs

In April 2003, the Company announced a restructuring of its business. Volume and margin declines had a significantly negative impact on the business. Consequently, it was determined that it was necessary to shift its strategy and focus solely on the equity options group centered in Chicago with operations in New York, resulting in the closure of the Philadelphia and San Francisco operations.

2. Restructuring and Other Similar Costs (continued)

At October 31, 2004, the total unutilized balance of restructuring costs of $210,540 shown below is included in reserve for restructuring in the statement of financial condition.

	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of year	$208,411	$408,564	$453,337	$1,376,489	$2,446,801
2004 redistribution and/or release	225,225	(1)	69,499	(994,723)	(700,000)
Amount utilized during the year	(433,636)	(198,023)	(522,836)	(381,766)	(1,536,261)
Balance at end of year	$ –	$210,540	$ –	$ –	$ 210,540

3. Derivative Financial Instruments

The fair value of derivative contracts at October 31, 2004, consisted of the following:

	Assets	Liabilities
Options	$670,446,811	$569,078,182
Options on futures contracts	–	1,691,375
	$670,446,811	$570,769,557

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its market-making and trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

3. Derivative Financial Instruments (continued)

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and option transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

4. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of October 31, 2004, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of October 31, 2004, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

5. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at October 31, 2004, consisted of the following:

Computer equipment and software	$ 7,191,146
Capitalized software costs	3,198,730
Leasehold improvements	3,041,475
Furniture	115,843
Less: Accumulated depreciation and amortization	(12,670,552)
	$ 876,642

6. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of the major securities exchanges. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. A significant portion of assets and liabilities of the Company reflected in the statement of financial condition are positions with, and amounts receivable or payable from/to, this broker.

7. Lines of Credit

The Company has unsecured line-of-credit agreements with TD Equity and the TD Bank (collectively, the Lenders). Both agreements are uncommitted lines of credit, subject to annual review and revocation by the Lenders. Under the agreements, the Company may borrow up to $50 million from TD Equity and $2 billion from TD Bank. At October 31, 2004, the outstanding balances due to TD Equity and TD Bank were approximately $46 million and $891 million, respectively. At October 31, 2004, the interest rate charged was 1.85% for both bank loans.

8. Subordinated Borrowings

The Company entered into a subordinated loan agreement with Toronto Dominion Holdings (U.S.A), Inc. (TD Holdings) on March 1, 2002, for $35 million, which matures on May 1, 2007, and bears an interest rate of LIBOR plus 1/8 of 1%. On March 15, 2003, and subsequently amended on May 5, 2003, the Company entered into an additional revolving subordinated loan agreement with TD Holdings for amounts up to $100 million, which matures on February 28, 2008, and bears an interest rate of LIBOR plus 1/8 of 1%. As at October 31, 2004, $65 million was drawn down against this agreement. Both subordinated loans qualify as equity in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

TD Bank provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

10. Commitments and Contingencies

The Company leases office space under noncancelable lease agreements. At October 31, 2004, minimum annual rental commitments before such reimbursements and exclusive of additional payments which may be required for certain rent increases and operating costs were as follows:

	Occupancy Leases
Year ending October 31:	
2005	**$3,075,262**
2006	**2,768,210**
2007	**494,935**
	$6,338,407

11. Transactions With Affiliates

Edge Trading Systems LLC (Edge), an affiliate, provides technology support services to the Company. Included in this allocation are amounts paid by Edge for certain noncancelable equipment operating leases under which the Company is the lessor. There are no future minimum commitments under these leases.

The Company has an outstanding loan receivable with Edge. The balance of this loan at October 31, 2004, was approximately $4 million.

12. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC) and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2004, the Company had net capital, as defined, of $5,243,487, which was $4,993,487 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.